SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 9)1

                          Bio-Medical Automation, Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                    09056V105
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                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755
                                     with a
                                    copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2001
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
            1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  09056V105
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1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            STEVEN N. BRONSON
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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3.          SEC USE ONLY


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4.          SOURCE OF FUNDS

            PF, SC
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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NUMBER OF        7.          SOLE VOTING POWER
SHARES                       643,047
BENEFICIALLY     ------------------------------------------------------------
OWNED BY         8.          SHARED VOTING POWER
EACH                         0
REPORTING        ------------------------------------------------------------
PERSON           9.          SOLE DISPOSITIVE POWER
WITH                         643,047
                 ------------------------------------------------------------
                 10.         SHARED DISPOSITIVE POWER
                             0
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            643,047
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [X]
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)
            69.7%
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14.         TYPE OF REPORTING PERSON
            IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  09056V105               SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.10 par value per share (the "Common Stock") of Bio-Medical Automation, Inc., a Colorado corporation, with its principal offices located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.

     (a) This Amendment No. 9 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (c) Mr. Bronson is the Chairman and President of the Issuer. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 30, 2001 Steven N. Bronson, using his own personal funds purchased 17,500 shares of Common Stock in the open market at an average price of $1.26 per share for a total purchase price of $22,050.

     On March 30, 2001, the Issuer issued to Steven N. Bronson 38,400 shares of Common Stock in lieu of Mr. Bronson's annual salary, as President of the Issuer, of forty eight thousand dollars ($48,000), based on the market value of the Issuer's Common Stock on March 30, 2001.

     On March 30, 2001, Steven N. Bronson exercised warrants to purchase 50,000 shares of Common Stock at an exercise price of $1.00 per share for a total acquisition price of $50,000. The Issuer loaned Mr. Bronson $50,000 to exercise his warrants to purchase 50,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

     Mr. Bronson acquired the 17,500 shares of Common Stock of the Issuer for investment purposes.

     On March 30, 2001 the Issuer issued to Steven N. Bronson 38,400 shares of the Issuer's Common Stock in lieu of Mr. Bronson's annual salary of forty eight thousand dollars ($48,000).

     Mr. Bronson exercised warrants to purchase 50,000 shares of Common Stock because the warrants were set to expire on April 1, 2001.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 643,047 shares of the Issuer's Common Stock, representing approximately 69.7% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns of record 515,547 shares of Common Stock, as to which he possesses sole voting and disposition power. Additionally, Mr. Bronson owns options and warrants to purchase 127,500 shares of Common Stock at exercise prices ranging at $.75 per share to $1.25 per share. These options and warrants are set to expire between October 10, 2001 and February 15, 2003.

     Mr. Bronson's wife, Kimberly Bronson, owns, an aggregate of 30,000 shares of Common Stock and with respect to such shares, Mr. Bronson expressly disclaims any beneficial ownership.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 6, 2001

                                             /s/ Steven N. Bronson
                                             --------------------------
                                             (Signature)

                                             Steven N. Bronson
                                             --------------------------
                                             (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).